Exhibit 99.4

DiDi Global Announces Unaudited Quarterly Financial Results

Beijing, April 16, 2022 - DiDi Global Inc. (“DiDi” or the “Company”) (NYSE: DIDI), the world’s leading mobility technology platform, today announced its unaudited condensed financial results for the fourth quarter ended December 31, 2021.

DiDi Global Inc.

Unaudited condensed consolidated balance sheets

(Amounts in millions, except for per share data and otherwise noted)

	As of
	December 31,	December 31,
	2020	2021	2021
	RMB (1)	RMB	US$ (2)
ASSETS
Current assets:
Cash and cash equivalents	19,372	43,430	6,815
Restricted cash	2,238	444	70
Short-term investments	37,689	13,344	2,094
Accounts and notes receivable, net of allowance for credit losses of RMB556 and RMB651, respectively	2,438	2,831	444
Loan receivable, net of allowance for credit losses of RMB146 and RMB605, respectively	2,878	4,644	729
Amounts due from related parties	103	115	18
Prepayments, receivables and other current assets, net	3,913	3,958	621
Total current assets	68,631	68,766	10,791
Non-current assets:
Investment securities and other investments	4,261	18,634	2,924
Long-term investments, net	7,105	4,615	724
Operating lease right-of-use assets	1,931	1,288	202
Property and equipment, net	9,759	8,000	1,255
Intangible assets, net	5,357	3,286	516
Goodwill	49,124	46,378	7,278
Non-current restricted cash	21	107	17
Deferred tax assets, net	191	224	35
Other non-current assets, net	885	1,700	267
Total non-current assets	78,634	84,232	13,218
Total assets	147,265	152,998	24,009
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings	5,827	6,838	1,073
Accounts and notes payable	7,353	4,625	726
Deferred revenue and customer advances	915	546	86
Operating lease liabilities, current portion	679	517	81
Amounts due to related parties	282	249	39
Accrued expenses and other current liabilities	11,304	11,648	1,828
Total current liabilities	26,360	24,423	3,833
Non-current liabilities:
Long-term borrowings	1,453	1,681	264
Operating lease liabilities, non-current portion	1,172	655	103
Deferred tax liabilities	844	486	76
Other non-current liabilities	286	306	47
Total non-current liabilities	3,755	3,128	490
Total liabilities	30,115	27,551	4,323
Commitments and contingencies
Mezzanine equity
Convertible preferred shares (3)	189,839	-	-
Convertible redeemable non-controlling interests	3,345	12,258	1,924
Convertible non-controlling interests	100	1,069	167
Total Mezzanine Equity	193,284	13,327	2,091
SHAREHOLDERS’ EQUITY (DEFICIT):
DiDi Global Inc. shareholders’ equity (deficit):
Ordinary shares (US$0.00002 par value; 1,617,583,821 shares and 5,000,000,000 shares authorized; 124,067,444 shares and 1,205,810,369 shares issued; 108,531,508 shares and 1,182,633,848 shares outstanding as of December 31, 2020 and 2021, respectively)	-	-	-
Treasury shares	-	-	-
Additional paid-in capital	12,178	251,385	39,448
Statutory reserves	17	28	4
Accumulated other comprehensive loss	(2,002)	(3,601)	(565)
Accumulated deficit	(86,411)	(135,765)	(21,304)
Total DiDi Global Inc. shareholders’ equity (deficit)	(76,218)	112,047	17,583
Non-controlling interests	84	73	12
Total shareholders’ equity (deficit)	(76,134)	112,120	17,595
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	147,265	152,998	24,009

(1) Certain prior year amounts in the Company’s condensed consolidated balance sheets have been adjusted to conform with the current year presentation to facilitate comparison. These adjustments have not changed the results of operations, financial position or cash flows of prior periods.

(2) This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader.  Unless otherwise stated, all translations of RMB into US$ were made at RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

(3) The convertible preferred shares were converted to ordinary shares immediately prior to the closing of the Company’s initial public offering in early July, 2021.

DiDi Global Inc.

Unaudited condensed consolidated statements of comprehensive loss

(Amounts in millions, except for per share data and otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues
China Mobility	44,156	37,473	5,880	133,645	160,521	25,189
International	691	1,045	164	2,333	3,622	568
Other Initiatives	1,852	2,259	355	5,758	9,684	1,520
Total revenues	46,699	40,777	6,399	141,736	173,827	27,277
Costs and expenses
Cost of revenues	(44,520)	(35,921)	(5,637)	(125,824)	(156,863)	(24,615)
Operations and support	(1,654)	(1,708)	(268)	(4,696)	(7,525)	(1,181)
Sales and marketing	(5,215)	(3,509)	(551)	(11,136)	(16,961)	(2,662)
Research and development	(1,836)	(2,466)	(387)	(6,317)	(9,415)	(1,477)
General and administrative	(2,038)	(2,514)	(394)	(7,551)	(28,716)	(4,506)
Impairment of goodwill and intangible assets (1)	-	(2,789)	(438)	-	(2,789)	(438)
Total costs and expenses	(55,263)	(48,907)	(7,675)	(155,524)	(222,269)	(34,879)
Loss from operations (2)	(8,564)	(8,130)	(1,276)	(13,788)	(48,442)	(7,602)
Interest income	285	240	38	1,229	819	129
Interest expenses	(51)	(66)	(10)	(136)	(278)	(44)
Investment income (loss), net (3)	1,904	8,344	1,309	2,833	(167)	(26)
Impairment loss for equity investments accounted for using Measurement Alternative	(1,022)	-	-	(1,022)	-	-
Loss from equity method investments, net	(550)	(416)	(65)	(1,058)	(476)	(75)
Other income (loss), net	730	(83)	(13)	1,031	(624)	(98)
Loss before income taxes	(7,268)	(111)	(17)	(10,911)	(49,168)	(7,716)
Income tax benefits (expenses)	37	(60)	(10)	303	(166)	(26)
Net loss	(7,231)	(171)	(27)	(10,608)	(49,334)	(7,742)
Less: Net income (loss) attributable to non-controlling interest shareholders	(70)	5	1	(94)	9	1
Net loss attributable to DiDi Global Inc.	(7,161)	(176)	(28)	(10,514)	(49,343)	(7,743)
Accretion of convertible redeemable non-controlling interests to redemption value	(60)	(207)	(32)	(165)	(688)	(108)
Deemed dividends to preferred shareholders upon repurchases of convertible preferred shares	-	-	-	(1)	-	-
Net loss attributable to ordinary shareholders of DiDi Global Inc.	(7,221)	(383)	(60)	(10,680)	(50,031)	(7,851)
Net loss	(7,231)	(171)	(27)	(10,608)	(49,334)	(7,742)
Other comprehensive loss:
Foreign currency translation adjustments, net of tax of nil	(2,797)	(1,153)	(181)	(5,927)	(1,594)	(250)
Share of other comprehensive loss of equity method investees	1	-	-	-	(5)	(1)
Total other comprehensive loss	(2,796)	(1,153)	(181)	(5,927)	(1,599)	(251)
Total comprehensive loss	(10,027)	(1,324)	(208)	(16,535)	(50,933)	(7,993)
Less: comprehensive income (loss) attributable to non-controlling interest shareholders	(70)	5	1	(94)	9	1
Comprehensive loss attributable to DiDi Global Inc.	(9,957)	(1,329)	(209)	(16,441)	(50,942)	(7,994)
Accretion of convertible redeemable non-controlling interests to redemption value	(60)	(207)	(32)	(165)	(688)	(108)
Deemed dividends to preferred shareholders upon repurchases of convertible preferred shares	-	-	-	(1)	-	-
Comprehensive loss attributable to ordinary shareholders of DiDi Global Inc.	(10,017)	(1,536)	(241)	(16,607)	(51,630)	(8,102)
Weighted average number of ordinary shares used in computing net loss per share
—Basic	108,328,905	1,204,089,980	1,204,089,980	106,694,420	657,996,437	657,996,437
—Diluted	108,328,905	1,204,089,980	1,204,089,980	106,694,420	657,996,437	657,996,437
Net loss per share attributable to ordinary shareholders
—Basic	(66.66)	(0.32)	(0.05)	(100.10)	(76.04)	(11.93)
—Diluted	(66.66)	(0.32)	(0.05)	(100.10)	(76.04)	(11.93)
Weighted average number of ADSs used in computing net loss per ADS
—Basic	433,315,620	4,816,359,920	4,816,359,920	426,777,680	2,631,985,748	2,631,985,748
—Diluted	433,315,620	4,816,359,920	4,816,359,920	426,777,680	2,631,985,748	2,631,985,748
Net loss per ADS attributable to ordinary shareholders
—Basic	(16.66)	(0.08)	(0.01)	(25.03)	(19.01)	(2.98)
—Diluted	(16.66)	(0.08)	(0.01)	(25.03)	(19.01)	(2.98)

(1) Impairment of goodwill and intangible assets of RMB2.8 billion (US$0.4 billion) related to 99 Taxis within the International segment was recorded for the three months ended December 31, 2021.

(2) Includes share-based compensation expenses as follows:

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Operations and support	21	37	6	80	194	30
Sales and marketing	55	86	13	210	326	51
Research and development	166	381	60	778	2,259	355
General and administrative	387	509	80	2,345	21,876	3,433

(3) Investment income, net for the three months ended December 31, 2021 was RMB8.3 billion (US$1.3 billion), primarily attributable to fair value gain from the Company’s investments in a company engaged in the deliveries, mobility and digital financial services sectors in the Southeast Asia region. The investee listed in the United States in the fouth quarter of 2021.

DiDi Global Inc.

Unaudited condensed consolidated statements of cash flows

(Amounts in millions)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by (used in) operating activities	(558)	(1,032)	(162)	1,138	(13,414)	(2,105)
Net cash provided by (used in) investing activities	3,321	(2,511)	(394)	(1,946)	1,145	180
Net cash provided by (used in) financing activities	2,621	(1,079)	(169)	9,274	35,191	5,522
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(256)	(717)	(113)	(515)	(572)	(90)
Net increase (decrease) in cash, cash equivalents and restricted cash	5,128	(5,339)	(838)	7,951	22,350	3,507
Cash, cash equivalents and restricted cash at the beginning of the period	16,503	49,320	7,740	13,680	21,631	3,395
Cash, cash equivalents and restricted cash at the end of the period	21,631	43,981	6,902	21,631	43,981	6,902

Selected financial information of segments

The following table presents the total revenue and adjusted EBITA (non-GAAP) and total consolidated loss from operations by segment for the periods presented:

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
China Mobility	44,156	37,473	5,880	133,645	160,521	25,189
International	691	1,045	164	2,333	3,622	568
Other Initiatives	1,852	2,259	355	5,758	9,684	1,520
Total segment revenues	46,699	40,777	6,399	141,736	173,827	27,277

Adjusted EBITA:
China Mobility	(509)	854	134	3,960	6,129	962
International	(1,510)	(1,803)	(283)	(3,534)	(5,788)	(908)
Other Initiatives	(5,421)	(2,957)	(464)	(8,807)	(19,514)	(3,063)
Total Adjusted EBITA (non-GAAP)	(7,440)	(3,906)	(613)	(8,381)	(19,173)	(3,009)
Share-based compensation	(629)	(1,013)	(159)	(3,413)	(24,655)	(3,869)
Amortization of intangible assets	(495)	(422)	(66)	(1,994)	(1,825)	(286)
Impairment of goodwill and intangible assets	-	(2,789)	(438)	-	(2,789)	(438)
Total consolidated loss from operations	(8,564)	(8,130)	(1,276)	(13,788)	(48,442)	(7,602)

The following table presents the total depreciation expenses of property and equipment by segment for the periods presented:

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
China Mobility	65	84	13	260	306	48
International	20	43	7	63	125	20
Other Initiatives	982	750	118	2,952	3,790	594
Total depreciation expenses of property and equipment	1,067	877	138	3,275	4,221	662

DiDi Global Inc.

Unaudited reconciliation of GAAP and Non-GAAP results

(Amounts in millions)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(7,231)	(171)	(27)	(10,608)	(49,334)	(7,742)
Less: Interest income	(285)	(240)	(38)	(1,229)	(819)	(129)
Add: Interest expenses	51	66	10	136	278	44
Less: investment income (loss), net	(1,904)	(8,344)	(1,309)	(2,833)	167	26
Add: Impairment loss for equity investments accounted for using Measurement Alternative	1,022	-	-	1,022	-	-
Add: Loss from equity method investments, net	550	416	65	1,058	476	75
Less: Other income (loss), net	(730)	83	13	(1,031)	624	98
Less: Income tax benefits (expenses)	(37)	60	10	(303)	166	26
Loss from operations	(8,564)	(8,130)	(1,276)	(13,788)	(48,442)	(7,602)
Add: Share-based compensation expenses	629	1,013	159	3,413	24,655	3,869
Add: Amortization of intangible assets	495	422	66	1,994	1,825	286
Add: Impairment of goodwill and intangible assets	-	2,789	438	-	2,789	438
Adjusted EBITA (non-GAAP)	(7,440)	(3,906)	(613)	(8,381)	(19,173)	(3,009)

Fourth Quarter 2021 Financial and Operational Metrics

•	Total revenues for the fourth quarter of 2021 were RMB40.8 billion (US$6.4 billion). Total revenues from the China Mobility segment for the fourth quarter of 2021 were RMB37.5 billion (US$5.9 billion). Total revenues from the International segment for the fourth quarter of 2021 were RMB1.0 billion (US$0.2 billion). Total revenues from the Other Initiatives segment for the fourth quarter of 2021 were RMB2.3 billion (US$0.3 billion).

•	Net loss attributable to ordinary shareholders for the fourth quarter of 2021 was RMB383 million (US$60 million).

•	Adjusted EBITA (Non-GAAP)[1] for the fourth quarter of 2021 was a loss of RMB3.9 billion (US$0.6 billion).

•	Core Platform Transactions for the fourth quarter of 2021 were 2,791 million. Transactions of China Mobility segment for the fourth quarter of 2021 were 2,307 million. Transactions from the International segment for the fourth quarter of 2021 were 484 million.

•	Core Platform Gross Transaction Value (“GTV”)[2] for the fourth quarter of 2021 reached RMB67.2 billion (US$10.5 billion). GTV from the China Mobility segment for the fourth quarter of 2021 reached RMB56.2 billion (US$8.8 billion). GTV from the International segment for the fourth quarter of 2021 reached RMB11.0 billion (US$1.7 billion).

•	Platform Sales[3] from China Mobility and International segments for the fourth quarter of 2021 were RMB9.9 billion (US$1.6 billion). Platform Sales from the China Mobility segment for the fourth quarter of 2021 reached RMB8.9 billion (US$1.4 billion). Platform Sales from the International segment for the fourth quarter of 2021 reached RMB1.0 billion (US$0.2 billion).

1 Adjusted EBITA (non-GAAP) is defined as net income or loss before (i) interest income, (ii) interest expenses, (iii) investment income (loss), net, (iv) impairment loss for equity investments accounted for using Measurement Alternative, (v) loss (income) from equity method investments, net, (vi) other income (loss), net, (vii) income tax benefits (expenses), (viii) share-based compensation expense, (ix) amortization of intangible assets and (x) impairment of goodwill and intangible assets.

2 GTV, which stands for gross transaction value, refers to the total dollar value, including any applicable taxes, tolls and fees, of completed transactions on the Company’s platform without any adjustment for consumer incentives or for earnings and incentives paid to drivers for mobility services, merchant or delivery partners for food delivery services, or service partners for other initiatives.

3 Platform Sales refers to GTV less all of the earnings and incentives paid to drivers and partners, tolls, fees, taxes and others.

About DiDi Global Inc.

DiDi Global Inc. (NYSE: DIDI) is the world’s leading mobility technology platform. It offers a wide range of app-based services across Asia Pacific, Latin America and other global markets, including ride hailing, taxi hailing, chauffeur, hitch and other forms of shared mobility as well as auto solutions, food delivery, intra-city freight and financial services.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Adjusted EBITA, a non-GAAP financial measure, to supplement the review and assessment of its operating performance. The Company defines Adjusted EBITA as net income or loss before (i) interest income, (ii) interest expenses, (iii) investment income (loss), net, (iv) impairment loss for equity investments accounted for using Measurement Alternative, (v) loss from equity method investments, net, (vi) other income (loss), net, (vii) income tax benefits (expenses), (viii) share-based compensation expense, (ix) amortization of intangible assets and (x) impairment of goodwill and intangible assets.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income (loss) or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review this historical non-GAAP financial measure in light of the most directly comparable GAAP measure. The non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on the non-GAAP financial measure, please see the tables captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth in this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

DiDi Global Inc.

Tianyi Wang
Email: ir@didiglobal.com

For media inquiries, please contact:

DiDi Global Inc.

Global Communications Team
Email: globalpr@didiglobal.com